

Bryan Alexander Davis · 3rd

Chief Executive Officer at Lost Spirits Distillery

San Francisco Bay Area · Contact info

500+ connections

 Lost Spirits Distillery

 San Francisco Art Institute

Experience

 **Chief Executive Officer**
Lost Spirits Distillery · Full-time
Jan 2017 - Present · 5 yrs 3 mos
Los Angeles, Las Vegas

 **Technology Development / Co-founder**
Lost Spirits Technology
Dec 2009 - Jan 2017 · 7 yrs 2 mos
Silicon Valley

Co-founder, R&D.

Education

 **San Francisco Art Institute**
Grade: 3.9